CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 1 of 9 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

General Communication, Inc.
(Name of Issuer)

Class A Common Stock, no par value Class B Common Stock, no par value
(Title of Class of Securities)

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8
(CUSIP Number)

Scott D. Sullivan Chief Financial Officer WorldCom, Inc. 500 Clinton Center Drive Clinton, Mississippi 39056 (601) 460-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10 and 11, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   /___/

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WorldCom, Inc. 58-1521612
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Class A Common Stock: WC/00 Class B Common Stock: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION WorldCom, Inc. Georgia
NUMBER OF SHARES	7	SOLE VOTING POWER Class A Common Stock: 750,000*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Class A Common Stock: 3,884,842** Class B Common Stock: 1,275,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER Class A Common Stock: 750,000*
PERSON WITH	10	SHARED DISPOSITIVE POWER Class A Common Stock: 3,884,842** Class B Common Stock: 1,275,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 4,634,842*/** Class B Common Stock: 1,275,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 65,840 shares beneficially owned by the directors and executive officers of the Reporting Persons. [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 8.9%*/** Class B Common Stock: 32.9%
14	TYPE OF REPORTING PERSON* CO

*	Includes 750,000 shares of Class A Common Stock issuable upon conversion of 9,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by WorldCom directly.
**	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc. based on a liquidation preference of $1,000 and a conversion price of $12 and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock which vest in four equal annual installments beginning June 28, 2001.
CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MCI WORLDCOM Network Services, Inc. 13-2745892 (f/k/a MCI Telecommunications Corporation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Class A Common Stock: WC/00 Class B Common Stock: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION MCI WORLDCOM Network Services, Inc. Delaware (f/k/a MCI Telecommunications Corporation)
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Class A Common Stock: 3,884,842** Class B Common Stock: 1,275,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER Class A Common Stock: 3,884,842** Class B Common Stock: 1,275,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,884,842** Class B Common Stock: 1,275,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 65,840 shares beneficially owned by the directors and executive officers of the Reporting Persons. [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 7.6%** Class B Common Stock: 32.9%
14	TYPE OF REPORTING PERSON* CO

**	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc. based on a liquidation preference of $1,000 and a conversion price of $12 and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock which vest in four equal annual installments beginning June 28, 2001.
CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MCI Communications Corporation 58-2358731
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Class A Common Stock: WC/00 Class B Common Stock: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION MCI Communications Corporation Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Class A Common Stock: 3,884,842** Class B Common Stock: 1,275,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER Class A Common Stock: 3,884,842** Class B Common Stock: 1,275,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,884,842** Class B Common Stock: 1,275,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 65,840 shares beneficially owned by the directors and executive officers of the Reporting Persons. [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 7.6%** Class B Common Stock: 32.9%
14	TYPE OF REPORTING PERSON* CO

**	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc. based on a liquidation preference of $1,000 and a conversion price of $12 and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock which vest in four equal annual installments beginning June 28, 2001.
CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 5 of 9 Pages

Preliminary Statement:

         This Amendment No. 5 amends and supplements the Schedule 13D dated May 24, 1993, as amended by Amendment No. 1 dated November 20, 1996, Amendment No. 2 dated November 9, 2001, Amendment No. 3 dated November 13, 2001, and Amendment No. 4 dated March 22, 2002 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 5 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 1      Security and Issuer.

        No change.

Item 2      Identity and Background.

        No change.

Item 3      Source and Amount of Funds or Other Consideration.

         Insert the following after the last paragraph in Item 3.

         On April 10, 2002, the Reporting Persons sold in the open market pursuant to a Registration Statement on Form S-3 an aggregate of 500,000 shares of Class A Common Stock. On April 11, 2002, the Reporting Persons sold in the open market pursuant to a Registration Statement on Form S-3 an aggregate of 2,041,600 shares of Class A Common Stock.

Item 4      Purpose of Transaction.

         Replace the last paragraph of Item 4 with the following:

         The shares of Class A Stock, Class B Stock and Series C Preferred Stock were acquired for investment purposes. While the Reporting Persons have no present intention of acquiring or influencing control of the Issuer, except as described in Items 4 and 6, they intend to monitor their investments in the Issuer and take actions consistent with their best interests. Subject to market conditions and other factors, the Reporting Persons may, from time-to-time sell some of their shares including, without limitation, in privately negotiated or open market transactions, pursuant to registration statements filed under the Securities Act of 1933, pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. In the absence of an effective registration statement, or an applicable exemption from registration, the Reporting Persons may be limited in the number of shares they can sell within certain time periods. This Schedule 13D does not constitute an offer to sell, or a solicitation of an offer to buy, any such shares. Any shares sold in a private placement transaction would not be registered under the Securities Act, and such shares in such case may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any transaction involving a public offering would only be made by means of a prospectus. The Reporting Persons intend to maintain strategic and commercial relationships with the Issuer for the foreseeable future and expect that Messrs. Beaumont and Mooney will continue as directors of the Issuer, as described in Item 6, subject to their nomination and re-election upon expiration of their respective current terms.

CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 6 of 9 Pages

Item 5      Interest in Securities of the Issuer.

         Replace the first, second, third and fourth paragraphs of Item 5 with the following:

        Network Services and MCIC presently own beneficially 3,884,842 shares of Class A Stock as of April 15, 2002 (including 83,333 shares of Class A Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by Network Services based on a liquidation preference of $1,000 and a conversion price of $12, and 50,000 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which vest in four equal annual installments beginning June 28, 2001 and held by WorldCom Ventures, Inc., a wholly owned subsidiary of Network Services), representing approximately 7.6% of the presently outstanding shares of Class A Stock, based upon (a) a total of 51,120,611 outstanding shares of Class A Stock as of March 13, 2002, as represented by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001, (b) the shares issuable upon conversion of the Series C Convertible Redeemable Accreting Preferred Stock, and (c) the shares issuable upon exercise of the options to purchase Class A Stock as described above. Network Services and MCIC presently own beneficially 1,275,791 shares of Class B Stock as of April 15, 2002, representing approximately 32.9% of the presently outstanding shares of Class B Stock, based upon 3,882,843 outstanding shares of Class B Stock as of March 13, 2002, as represented by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

        WorldCom presently owns beneficially 4,634,842 shares of Class A Stock as of April 15, 2002 (including 750,000 shares of Class A Stock issuable upon conversion of 9,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by WorldCom directly, 83,333 shares of Class A Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by Network Services based on a liquidation preference of $1,000 and a conversion price of $12, and 50,000 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which vest in four equal annual installments beginning June 28, 2001 and held by WorldCom Ventures, Inc., a wholly owned subsidiary of Network Services), representing approximately 8.9% of the presently outstanding shares of Class A Stock based upon (a) a total of 51,120,611 outstanding shares of Class A Stock as of March 13, 2002, as represented by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001, (b) the shares issuable upon conversion of the Series C Convertible Redeemable Accreting Preferred Stock, and (c) the shares issuable upon exercise of the options to purchase Class A Stock as described above. WorldCom presently owns beneficially 1,275,791 shares of Class B Stock as of April 15, 2002, representing approximately 32.9% of the presently outstanding shares of Class B Stock, based upon a total of 3,882,843 outstanding shares of Class B Stock as of March 13, 2002, as represented by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 7 of 9 Pages

        Network Services, MCIC (through Network Services) and WorldCom (through MCIC) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by Network Services. WorldCom has the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by WorldCom.

         Replace the second to last paragraph of Item 5 with the following:

        On April 10, 2002, the Reporting Persons sold 500,000 shares of Class A Common Stock of the Issuer on the open NASDAQ national market through a broker at a price of $9.00 per share. On April 11, 2002, the Reporting Persons sold an additional 2,041,600 shares of Class A Common Stock of the Issuer on the open NASDAQ national market through a broker at a price of $9.00 per share. All such shares were sold pursuant to a registration statement on Form S-3 as described in Section 6 below.

Item 6      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Replace the third to last paragraph of Item 6 with the following:

        On February 27, 2002, pursuant to an exercise of the Reporting Persons' rights under the Amended and Restated Registration Rights Agreement, a Registration Statement on Form S-3 was declared effective by the United States Securities and Exchange Commission. Such Registration Statement registered the sale of up to 4,500,000 shares of Class A Common Stock. All 4,500,000 shares have been sold pursuant to that Registration Statement as of the date of this filing.

Item 7      Material to be Filed as Exhibits.

         No Change.

CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 8 of 9 Pages

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 25, 2002

WorldCom, Inc.
By:	/s/ SCOTT D. SULLIVAN
Name:	Scott D. Sullivan
Title:	Chief Financial Officer

MCI WORLDCOM Network Services, Inc.
By:	/s/ SCOTT D. SULLIVAN
Name:	Scott D. Sullivan
Title:	Chief Financial Officer

MCI Communications Corporation
By:	/s/ SCOTT D. SULLIVAN
Name:	Scott D. Sullivan
Title:	Chief Financial Officer
CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.	Stock Purchase Agreement, dated as of March 31, 1993, between the Issuer and Network Services. (Incorporated by reference to Exhibit 1 to Schedule 13D dated May 24, 1993.)
2.	Form of Voting Agreement, dated March 31, 1993, by and between Network Services, Ronald A. Duncan, Robert M. Walp, and WestMarc Communications, Inc. (Incorporated by reference to Exhibit 2 to Schedule 13D dated May 24, 1993.)

3.	Registration Rights Agreement, dated March 31, 1993, between the Issuer and Network Services. (Incorporated by reference to Exhibit 3 to Schedule 13D dated May 24, 1993.)
4.	Joint Filing Agreement, dated November 9, 2001, between MCIC, Network Services and WorldCom. (Incorporated by reference to Exhibit 4 to Schedule 13D dated November 9, 2001.)
5.	Stock Purchase Agreement, dated as of September 13, 1996, by and between Network Services and Issuer. (Incorporated by reference to Exhibit 5 to Schedule 13D dated November 20, 1996.)
6.	Voting Agreement, dated as of October 31, 1996, by and between Network Services, TCI GCI, Inc., Prime II Management, L.P., Ronald Duncan and Robert M. Walp. (Incorporated by reference to Exhibit 6 to Schedule 13D dated November 20, 1996.)

7.	Registration Rights Agreement, dated as of October 31, 1996, between the Issuer and Network Services. (Incorporated by reference to Exhibit 7 to Schedule 13D dated November 20, 1996.)
8.	Agreement for the Purchase and Sale of a Controlling Interest of Kanas Telecom, Inc., dated as of February 21, 2001, by and among the Issuer, Network Services and WorldCom. (Incorporated by reference to Exhibit 8 to Schedule 13D dated November 9, 2001.)

9.	Statement of Stock Designation regarding Series C Preferred Stock. (Incorporated by reference to Exhibit 9 to Schedule 13D dated November 9, 2001.)
10.	Amended and Restated Registration Rights Agreement, dated as of June 30, 2001, by and among the Issuer, Network Services and WorldCom. (Incorporated by reference to Exhibit 10 to Schedule 13D dated November 9, 2001.)

11.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons. (Incorporated by reference to Exhibit 11 to Schedule 13D dated November 9, 2001.)

12.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons. (Incorporated by reference to Exhibit 12 to Schedule 13D dated November 9, 2001.)